August 12, 2010

                                                    VIA EDGAR CORRESPONDENCE AND
                                                        DELIVERED MAIL STOP 5546

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Chief Accountant
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Attention: Mr. Stephen Jacobs

Dear Sirs/Mesdames:

     Omnicity Corp. - Request for Waiver of Audit Requirements Associated with a
                      Business Acquisition - Lightspeed - File No. 000-52827

We are furnishing to the Commission herewith, via the EDGAR system, this Waiver of Audit Requirements, in accordance with Rule 11-01(d) and Rules 8-04 and 8-05 of Regulation SX, associated with the Company's Acquisition of the assets of Lightspeed Voice, Ltd., a subsidiary of Digital Network Solutions, Inc. and Ohio corporation dba Lightspeed Wireless, pursuant to an Asset Purchase Agreement completed on April 22, 2010.

After reviewing Rule 11-01(d) of Regulation SX with the Staff of the SEC it was determined that the Company's Asset Purchase Agreement represented an acquisition of a business and not an acquisition of assets due to the nature of the revenue remaining unchanged before and after the acquisition even though there was no assurance of revenue continuing as no subscriber was under any contractual obligation to continue as an Omnicity subscriber. The acquisition of Lightspeed was a combination of three separate entities combined into one Asset Purchase Agreement. Separately they would not be considered significant and combined they would not be considered significant based on the revenue test and asset test. Due to the investment in the combined three entities being 34% of the assets of the Company a one year audit of Lightspeed (being made up of three separate lesser entities) would be required.

The financial records associated with the Lightspeed acquisition are somewhat incomplete and mixed with other revenue streams and business ventures. The cost of carving out and completing such financial records into auditable records would be extremely cost prohibitive.

We hereby request a waiver with respect to the audit requirement pursuant to Rule 11-01(d) of the acquisition of the assets of Lightspeed Voice, Ltd., a
subsidiary  of  Digital  Network  Solutions,   Inc.  and  Ohio  corporation  dba
Lightspeed Wireless.
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We sincerely hope and trust that the foregoing is clear and satisfactory in this matter. The Company has found the Staff of the SEC helpful in their guidance. Should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact me at (604) 646-1563 at any time.

We thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Don Prest"

Don Prest, CFO

Omnicity Corp.